UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	001-16073
CUSIP NUMBER	91531F202

(Check one):☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Great Elm Capital Group, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

200 Clarendon Street, 51st Floor

Address of Principal Executive Office (Street and Number)

Boston, MA 02116

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The registrant’s management identified a material weakness in the registrant’s internal control over financial reporting related to the application of ASC 740-20 allocating taxes between continuing operations and discontinued operations. Specifically, during the course of the audit of the registrant’s financial statements for the year ended June 30, 2016 the registrant determined that the aggregate benefit from income taxes of less than $140,000 for the year ended June 30, 2016 was required to be allocated between continuing operations and discontinued operations.  The registrant applied remedial procedures, including additional work by the accounting firm to whom the registrant outsourced preparation of the registrant’s tax provision to ensure that taxes were fairly presented in accordance with generally accepted accounting principles prior to issuance of the financial statements included in the registrant’s annual report on Form 10-K for the year ended June 30, 2016.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James D. Wheat	(650)	518 7108
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

On April 6, 2016, the registrant entered into the Purchase and Sale Agreement (as amended, the PSA) with Optis UP Holdings, LLC (Optis), pursuant to which Optis acquired all of the outstanding membership interests of the Company’s wholly-owned subsidiary, Unwired Planet, LLC (UPLLC), which owns all of the outstanding shares of Unwired Planet International Limited, an Irish company limited by shares.  Together, the disposed subsidiaries owned all of the registrant’s patent assets.

As a result of the divestiture of the registrant’s intellectual property licensing business and underlying patent and patent applications, the registrant has presented financial results for these businesses in discontinued operations, inclusive of reclassification of the accompanying prior periods presented.  The divested of intellectual property licensing component consisted of all patent licensing expenses as previously presented in the registrant’s consolidated statements of operations; certain general and administrative costs incurred by the divested subsidiaries; and certain liabilities of the divested subsidiaries.

The registrant expects to report its results operations as follows (amounts in thousands):

	Year Ended June 30,
	2016	2015	2014
Income (loss) from continuing operations	$(9,440)	$(12,196)	$(5,592)
Income (loss) from discontinued operations	18,862	(29,653)	6,025
Net income (loss)	9,422	(41,759)	433

Great Elm Capital Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 13, 2016	By /s/ James D. Wheat
Chief Financial Officer